Goldrock Shareholders Approve Acquisition by Fortuna Silver Mines

Vancouver, July 25, 2016: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that Goldrock Mines Corp. (“Goldrock”) has received overwhelming shareholder approval at the special meeting held today to approve its previously announced acquisition by Fortuna by way of a plan of arrangement (the “Arrangement”).  The Arrangement was approved by approximately 99.99% of the votes cast by Goldrock shareholders.  On closing of the Arrangement, Goldrock’s issued and outstanding common shares will be exchanged on the basis of 0.1331 of a Fortuna common share for each Goldrock share, and Goldrock’s outstanding warrants will become exercisable for Fortuna shares based on the same exchange ratio.

Goldrock will seek the final order of the Supreme Court of British Columbia on July 26, 2016, to implement the Arrangement.  The Arrangement is anticipated to become effective on or about July 28, 2016, subject to obtaining final regulatory and court approvals and other customary closing conditions.

“The acquisition of Goldrock and its Lindero gold deposit in the Salta province of Argentina is consistent with our strategy of delivering disciplined growth and value for our shareholders by building on our existing portfolio of high-quality assets,” said Jorge Ganoza, President & CEO of Fortuna.  “The long-life Lindero project with its potential to expand our low-cost production with significant free cash flow generation provides an opportunity to deliver long-term growth and significant sustainable value for our partners and stakeholders.  Goldrock has established a solid foundation for us to build upon as the project enters the next phase of development.”

Full details concerning the Arrangement are included in Goldrock’s management information circular dated June 17, 2016 which is filed under Goldrock’s SEDAR profile at www.sedar.com.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the proposed acquisition by the Company of Goldrock and the Lindero Project; the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company will complete its acquisition of Goldrock and the Lindero Project as planned; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the completion by the Company of its acquisition of Goldrock and the Lindero Project; the Company’s plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.